

Mail Stop 3561

May 3, 2010

<u>Via U.S. Mail</u>

Mr. Zane C. Rowe, Chief Financial Officer
Continental Airlines, Inc.
1600 Smith Street
Dept HQSEO
Houston, Texas 77002

> **Re:** **Continental Airlines, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 17, 2010**
> **File No. 001-10323**

Dear Mr. Rowe:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the Year Ended December 31, 2009

Financial Statements
Notes to Consolidated Financial Statements
Note 7 – Hedging Activities
Foreign Currency Exchange Risk Management

1. We note that the company utilizes cash flow hedges related to foreign currency risk for passenger ticket sales and that amounts are recognized as passenger revenue in the month of sale. We further note from your December 31, 2008 10-K that such amounts were recognized as passenger revenue when the underlying service was provided. In this regard, please explain to us why your policy for recognizing these amounts has changed from the prior year and why the current policy of recognizing the revenue in the month of sale is appropriate. We may have further comment upon receipt of your response.

Note 9 – Stock Plans and Awards
Stock Based Compensation Expense

2. Please tell us why the company reported negative stock based compensation expense of $(3) million for the year ended December 31, 2009.

Note 10 – Accumulated Other Comprehensive Income

3. We note income tax expense of $158 million was recorded during the fiscal year ended December 31, 2009. Please explain to us and revise your footnote in future filings to disclose the item(s), which resulted in income tax expense of $158 million being charged directly to other comprehensive income. As part of your response, please tell us how the guidance outlined in ASC 740-20-45-11 was considered in determining the appropriate accounting treatment.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief